FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 10 November 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1. Board Changes 10 November 2003
2. Interim Results 2003-2004 10 November 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 10 November 2003
Sarah Billington Manager Shareholder Services

BOARD CHANGES AT BRITISH AIRWAYS

Lord Marshall of Knightsbridge has announced his intention to retire as chairman of British Airways at the close of the companys next annual general meeting on July 20, 2004.

He joined the company as chief executive in February, 1983, became chairman and chief executive in 1993 and then part-time chairman in 1996.

Lord Marshall will be succeeded as chairman next July by Martin Broughton, 56, currently senior independent director. In preparation for this change, the board of British Airways has appointed him deputy chairman, with immediate effect.

Martin Broughton, currently chairman of British American Tobacco, joined the airlines Board in 2000 and chairs its audit committee, as well as serving on the nominations, remuneration and safety review committees.

At the same time, British Airways has appointed Alison Reed as a non-executive director effective December 1, 2003. Mrs. Reed, 46, is group finance director of Marks and Spencer plc and a non-executive board member of HSBC Bank PLC.

ends
November 10, 2003 152/KG/03

INTERIM RESULTS 2003-2004 (unaudited)

Three months ended Six months ended
September 30 Better/ September 30 Better/
2003 2002 (Worse) 2003 2002 (Worse)

Turnover £m 1,983 2,104 (5.8)% 3,815 4,156 (8.2)%

Operating profit £m 195 248 (21.4)% 235 406 (42.1)%

Operating margin % 9.8 11.8 (2.0)pts 6.2 9.8 (3.6)pts

Profit before tax £m 105 245 (57.1)% 60 310 (80.6)%

Retained profit for
the period £m 98 152 (35.5)% 35 192 (81.8)%

Net assets at period end £m 2,343 2,383 (1.7)% 2,343 2,383 (1.7)%

Earnings per share
Basic p 9.2 14.1 (34.8)% 3.3 17.8 (81.5)%
Diluted p 8.9 13.7 (35.0)% 3.3 17.4 (81.0)%

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

Three months ended Six months ended
September 30 Better/ September 30 Better/
2003 £m 2002 £m (Worse) 2003 £m 2002 £m (Worse)
Traffic Revenue
Passenger 1,720 1,812 (5.1)% 3,296 3,587 (8.1)%
Cargo 111 119 (6.7)% 224 245 (8.6)%
1,831 1,931 (5.2)% 3,520 3,832 (8.1)%
Other revenue 152 173 (12.1)% 295 324 (9.0)%
TOTAL TURNOVER 1,983 2,104 (5.8)% 3,815 4,156 (8.2)%
Employee costs 521 516 (1.0)% 1,049 1,043 (0.6)%
Depreciation and amortisation 173 164 (5.5)% 337 330 (2.1)%
Aircraft operating lease
costs 29 41 29.3% 64 83 22.9%
Fuel and oil costs 241 199 (21.1)% 470 413 (13.8)%
Engineering and other
aircraft costs 126 142 11.3% 258 282 8.5%
Landing fees and en route
charges 147 153 3.9% 288 309 6.8%
Handling charges, catering
and other operating costs 250 259 3.5% 493 502 1.8%
Selling costs 153 197 22.3% 308 412 25.2%
Accommodation, ground equipment costs and currency differences 148 185 20.0% 313 376 16.8%
TOTAL OPERATING EXPENDITURE 1,788 1,856 3.7% 3,580 3,750 4.5%

OPERATING PROFIT 195 248 (21.4)% 235 406 (42.1)%
Share of operating profits
in associates 5 9 (44.4)% 1 6 (83.3)%
TOTAL OPERATING PROFIT 200 257 (22.2)% 236 412 (42.7)%
INCLUDING ASSOCIATES

Other income and charges 4 nm 4 nm
Profit/(loss) on sale of fixed assets and investments 15 9 66.7% (57) 28 nm
Interest
Net payable (56) (64) 12.5% (111) (137) 19.0%
Retranslation (charges)/credits
on currency borrowings (58) 43 nm (12) 7 nm
PROFIT BEFORE TAX 105 245 (57.1)% 60 310 (80.6)%
Tax (4) (90) 95.6% (18) (112) 83.9%
PROFIT AFTER TAX 101 155 (34.8)% 42 198 (78.8)%
Non equity minority interest* (3) (3) (7) (6) (16.7)%
PROFIT FOR THE PERIOD 98 152 (35.5)% 35 192 (81.8)%
RETAINED PROFIT FOR THE PERIOD 98 152 (35.5)% 35 192 (81.8)%
nm: Not meaningful
* Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

Three months ended Six months ended
September 30 Increase/ September 30 Increase/
2003 2002 (Decrease) 2003 2002 (Decrease)

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m) 27,540 27,301 0.9% 52,642 51,980 1.3%
ASK (m) 35,981 35,608 1.0% 70,943 70,628 0.4%
Passenger load factor (%) 76.5 76.7 (0.2)pts 74.2 73.6 0.6pts
CTK (m) 1,034 1,058 (2.3)% 2,091 2,105 (0.7)%
RTK (m) 3,796 3,788 0.2% 7,352 7,293 0.8%
ATK (m) 5,539 5,449 1.7% 10,856 10,815 0.4%
Overall load factor (%) 68.5 69.5 (1.0)pts 67.7 67.4 0.3pts
Passengers carried (000) 9,739 10,607 (8.2)% 19,508 20,272 (3.8)%
Tonnes of cargo carried (000) 183 189 (3.2)% 373 381 (2.1)%

FINANCIAL

Passenger revenue per RPK (p) 6.25 6.64 (5.9)% 6.26 6.90 (9.3)%
Passenger revenue per ASK (p) 4.78 5.09 (6.1)% 4.65 5.08 (8.5)%
Cargo revenue per CTK (p) 10.74 11.25 (4.5)% 10.71 11.64 (8.0)%
Total traffic revenue per RTK (p) 48.23 50.98 (5.4)% 47.88 52.54 (8.9)%
Total traffic revenue per ATK (p) 33.06 35.44 (6.7)% 32.42 35.43 (8.5)%
Average fuel price before hedging
(US cents/US gallon) 87.83 80.16 9.6% 90.00 78.50 14.6%

OPERATIONS

Average Manpower Equivalent (MPE) 47,702 52,116 (8.5)% 48,459 52,521 (7.7)%
ATKs per MPE (000) 116.1 104.6 11.0% 224.0 205.9 8.8%
Aircraft in service at
period end 312 349 (37) 312 349 (37)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure
per RTK (p) 43.10 44.43 (3.0)% 44.68 46.98 (4.9)%
Net operating expenditure
per ATK (p) 29.54 30.89 (4.4)% 30.26 31.68 (4.5)%

Note 1 Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMANS STATEMENT

Group Performance

Group profit before tax for the three months to September 30 was £105 million; this compares with a profit of £245 million last year. The Board has again decided that no interim dividend will be paid.

Operating profit - - at £195 million - - was £53 million lower than last year. The operating margin was 9.8%, 2.0 points lower than last year. The deterioration in operating profit reflects deterioration in revenue as continuing economic weakness impacted yield. The quarter included the impact (approximately £40 million) of the unofficial industrial action in July. This was partially offset by cost savings delivered by the continuing implementation of our Future Size and Shape Programme and other initiatives.

Group profit before tax for the six months to September 30 was £60 million, £250 million lower than last year; operating profit - - at £235 million - - was £171 million lower than last year.

Cash inflow before financing was £367 million for the six months, with the closing cash balance of £1,786 million representing a £134 million increase versus March 31. Net debt fell by £342 million to £4,807 million, its lowest level since June 1998.

Turnover

For the three month period, group turnover - - at £1,983 million - - was down 5.8% on a flying programme 1.7% larger in ATKs. Passenger yields were down 5.9% per RPK; seat factor was down 0.2 points at 76.5% on capacity 1.0% higher in ASKs.

For the six month period, turnover declined by 8.2% to £3,815 million on a flying programme 0.4% larger in ATKs. Passenger yields were down 9.3% per RPK with seat factor up 0.6 points at 74.2% on capacity 0.4% higher in ASKs.

Cargo volumes for the quarter (CTKs) were down 2.3% compared with last year, with yields (revenue/CTK) down 4.5%. For the six month period, cargo volumes were down 0.7%, with yields down 8.0%.

Overall load factor for the quarter was down 1.0 point at 68.5%, and for the half year up 0.3 points at 67.7%.

Costs

For the quarter, unit costs (pence/ATK) improved by 4.4% on the same period last year. This reflects a net cost reduction of 2.8% on capacity 1.7% higher in ATKs.

Reductions were achieved in most categories of operating costs, including aircraft operating lease costs (down 29.3%), engineering and other aircraft costs (down 11.3%), other operating costs (down 3.5%), selling costs (down 22.3%) and accommodation and other costs (down 20.0%). Fuel costs increased by 21.1% due to the increase in fuel price net of hedging partially offset by exchange effects, and employee costs increased by 1.0% as manpower reductions and other efficiencies only partially offset wage and National Insurance increases.

For the half year, unit costs (pence/ATK) improved by 4.5% on the same period last year. This reflects a net cost reduction of 4.1% on capacity 0.4% higher in ATKs.

Non Operating Items

Net interest expense for the quarter reduced by £8 million from last year to £56 million reflecting the impact of lower interest rates, higher cash balances and reduced debt.

Retranslation of currency borrowings generated a charge of £58 million, primarily due to the retranslation of yen debt, compared to a credit the previous year of £43 million. The retranslation - - a non-cash item required by standard accounting practice - - results from the strengthening of the yen against sterling.

Profit on disposals of fixed assets and investments was £15 million, up £6 million from last year.

For the six month period interest expense, including the retranslation of currency borrowings, was £123 million, down £7 million on last year. Loss on disposals of fixed assets and investments was £57 million, reflecting primarily the sale of dba at a loss in the period of £83 million. This compares with a profit on disposal last year of £28 million.

Earnings Per Share

The profit attributable to shareholders for the three months was equivalent to 9.2 pence per share, compared with last years profit per share of 14.1 pence.

For the six month period, the profit attributable to shareholders was £35 million, equivalent to 3.3 pence per share, compared with earnings of 17.8 pence per share last year.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £4,807 million at September 30 - - the lowest since June 1998 and down £342 million since the start of the year. This reflects cash inflow more than offsetting movements in gross debt, together with exchange gains of £62 million. The net debt/total capital ratio reduced by 2.3 points from March 31 to 58.4%. The net debt/total capital ratio including operating leases was down 2.4 points from March 31 to 61.8%.

Cash Flow

During the six months we generated a positive cash flow from operations of £520 million. After disposal proceeds, capital expenditure and interest payments on our existing debt, cash inflow was £367 million. This represents a £371 million deterioration on last year, primarily due to the deterioration in operating cash flow (£236 million), and a reduction in disposal proceeds (£178 million), partially offset by reductions in interest payments (£31 million) and capital expenditure (£6 million).

Aircraft Fleet

During the quarter the Group fleet in service reduced by 2 to 312 aircraft. This reduction comprised 3 ATR72 aircraft stood down pending return to lessor, partially offset by the delivery of an Airbus A320 aircraft.

With the retirement of the Concorde fleet on October 24, the five aircraft remaining in service were stood down.

Future Size and Shape

The implementation of our Future Size and Shape programme including the Business Plan initiatives of Customer Enabled BA and the £300 million reduction targeted in external spend, remains on track.

Forecast capital spend for the year remains on target. FSAS disposal proceeds at September 30 were £694 million (including £611 million to March 31, 2003) and the remaining £206 million to achieve the £900 million target will be delivered before year end.

The Group manpower reduction since August 2001 totals 14,623 including 1,397 relating to the disposal of World Network Services and 750 relating to the disposal of dba. Against the FSAS target of 13,000, this is a reduction of 12,087.

Associates

Qantas announced full year profits before tax of A$502 million, with the second-half loss of A$11 million their first loss since privatisation. Our non-participation in their dividend reinvestment plan resulted in the reduction of our holding from 18.93% to 18.75%.

Alliance Development

On September 22 British Airways signed a legally binding Memorandum of Understanding with Swiss International Air Lines.

The agreement involves joint operations between the UK and Switzerland with code-sharing on London Heathrow Swiss routes. The London Heathrow to Zurich, Geneva and Basle code-share opened for sale on October 20. British Airways will enter into a slot exchange agreement for eight Heathrow daily slot pairs from Swiss. Swiss will enter the oneworld alliance, and the Swiss frequent flyer scheme will be gradually integrated into the British Airways Executive Club.

Outlook

Trading patterns seen over the last few months point to a more stable outlook for revenue. The recent positive economic news from the United States is a welcome development, but is not yet showing in forward bookings. In the soft revenue environment continued delivery of business efficiency and cost improvement is core to improving profitability.

Note:
Copies of the summary Interim Statement will be issued to all shareholders through the medium of the British Airways Investor newspaper. Copies of the full Interim report are available from the Companys registered office and on the Internet at www.british-airways.com/investor.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.

GROUP BALANCE SHEET (unaudited)

September 30 March 31
2003 £m 2002 £m 2003 £m

FIXED ASSETS
Intangible assets 159 150 164
Tangible assets 9,156 9,940 9,487
Investments 531 500 524
9,846 10,590 10,175

CURRENT ASSETS
Stocks 75 95 87
Debtors 1,126 1,171 986
Cash, short-term loans and deposits 1,786 1,538 1,652
2,987 2,804 2,725
CREDITORS: AMOUNTS FALLING
DUE WITHIN ONE YEAR (2,954) (2,947) (2,904)
NET CURRENT ASSETS/(LIABILITIES) 33 (143) (179)

TOTAL ASSETS LESS CURRENT LIABILITIES 9,879 10,447 9,996

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Borrowings and other creditors (6,254) (6,719) (6,441)
Convertible Capital Bonds 2005 (112) (112) (112)
(6,366) (6,831) (6,553)
PROVISION FOR DEFERRED TAX (1,077) (1,128) (1,062)
PROVISIONS FOR LIABILITIES AND CHARGES (93) (105) (107)

2,343 2,383 2,274

CAPITAL AND RESERVES
Called up share capital 271 271 271
Reserves 1,853 1,915 1,787
2,124 2,186 2,058
MINORITY INTEREST
Equity minority interest 10 9 10
Non equity minority interest 209 188 206
219 197 216

2,343 2,383 2,274

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
Six months ended Year Ended
September 30 March 31
2003 £m 2002 £m 2003 £m

Profit for the period 35 192 72
Other recognised gains and losses
relating to the period:
Exchange and other movements 19 (22) (38)
Total recognised gains and losses 54 170 34

These summary financial statements were approved by the Directors on November 7, 2003.

GROUP CASH FLOW STATEMENT (unaudited)
Six months ended Year Ended
September 30 March 31
2003 £m 2002 £m 2003 £m

CASH INFLOW FROM OPERATING ACTIVITIES 520 756 1,185

DIVIDENDS RECEIVED FROM ASSOCIATES 12 10 23

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE (121) (152) (249)

TAX (2) (6) (7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT 4 104 250

ACQUISITIONS AND DISPOSALS (46) 26 29

Cash inflow before management of liquid 367 738 1,231
resources and financing

MANAGEMENT OF LIQUID RESOURCES (153) (334) (289)

FINANCING (237) (412) (784)

(Decrease)/increase in cash in the period (23) (8) 158

NOTES TO THE ACCOUNTS
For the period ended September 30, 2003

1 ACCOUNTING CONVENTION
The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2003 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985.

Six months ended Year Ended
September 30 March 31
2003 £m 2002 £m 2003 £m
2 RECONCILIATION OF OPERATING PROFIT TO
CASH INFLOW FROM OPERATING ACTIVITIES
Group operating profit 235 406 295
Depreciation and amortisation 337 330 734
(Increase)/decrease in stocks and debtors (129) 49 238
Increase/(decrease) in creditors 92 (8) (62)
Decrease in provisions for liabilities and charges (15) (21) (20)
Cash inflow from operating activities 520 756 1,185

3 RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET DEBT
(Decrease)/increase in cash during the period (23) (8) 158
Net cash outflow from decrease in debt and lease financing 237 412 784
Cash outflow from liquid resources 153 334 289
Change in net debt resulting from cash flows 367 738 1,231
New finance leases taken out and hire
purchase arrangements made (87) (113) (221)
Exchange movements 62 145 135
Movement in net debt during the period 342 770 1,145
Net debt at April 1 (5,149) (6,294) (6,294)
Net debt at period end (4,807) (5,524) (5,149)

Three months ended Six months ended
September 30 September 30
2003 £m 2002 £m 2003 £m 2002 £m

4 OTHER INCOME
Other 4 4
4 4

Other income and charges represented by:
Group 4 4
4 4

NOTES TO THE ACCOUNTS (Continued)
For the period ended September 30, 2003

Three months ended Six months ended
September 30 September 30
2003 £m 2002 £m 2003 £m 2002 £m
5 PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
Net loss on disposal of dba (note 1) (4) (83)
Net additional profit from onward disposal of go 10 10
Net profit on disposal of other fixed
assets and investments 19 (1) 26 18
15 9 (57) 28

Represented by:
Group 14 9 (58) 28
Associates 1 1
15 9 (57) 28

Note 1:
On June 30, 2003 British Airways completed the sale of 100% of its interest in Deutsche BA Luftfahrgesellschaft GmbH (dba) to Intro GmbH. The loss on disposal under the terms of the sale agreement will be finalised after the completion accounts have been agreed.

6 INTEREST
Net payable:
Interest payable less amount capitalised 70 81 139 168
Interest receivable (14) (17) (28) (31)
56 64 111 137
Retranslation charges/(credits) on currency borrowings 58 (43) 12 (7)
114 21 123 130

Net interest payable represented by:
Group 111 19 120 128
Associates 3 2 3 2
114 21 123 130

7 TAX
The tax charge for the quarter is £4 million. This represents current tax of £3 million payable overseas on the Groups share of income from associates and £1 million by way of deferred taxes in the UK. The deferred tax provision on the balance sheet of £1,077 million at September 30, 2003 (September 30, 2002: £1,128 million, March 31, 2003: £1,062 million) is not expected to become payable in the foreseeable future.

8 EARNINGS PER SHARE
Basic earnings per share for the quarter ended September 30, 2003 are calculated on a weighted average of 1,069,895,000 ordinary shares (September 30, 2002: 1,076,134,000) and for the six months ended September 30, 2003, on a weighted average of 1,069,891,000 ordinary shares (September 30, 2002: 1,076,124,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended September 30, 2003 are calculated on a weighted average of 1,117,939,000 ordinary shares (September 30, 2002: 1,124,260,000) and for the six months ended September 30, 2003 on a weighted average of 1,069,891,000 ordinary shares (September 30, 2002: 1,124,224,000).

The number of shares in issue at September 30, 2003 was 1,082,795,000 (September 30, 2002: 1,082,784,000; March 31, 2003: 1,082,784,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)
For the period ended September 30, 2003
September 30 March 31
2003 £m 2002 £m 2003 £m

9 INTANGIBLE ASSETS
Goodwill 96 99 99
Landing rights 63 51 65
159 150 164

10 TANGIBLE ASSETS
Fleet 7,549 8,250 7,828
Property 1,191 1,224 1,219
Equipment 416 466 440
9,156 9,940 9,487

11 INVESTMENTS
Associated undertakings 469 431 461
Trade investments 31 44 32
Investment in own shares 31 25 31
531 500 524

12 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans 63 64 57
Finance Leases 126 133 124
Hire Purchase Arrangements 369 330 362
558 527 543
Corporate tax 18 39 19
Other creditors and accruals 2,378 2,381 2,342
2,954 2,947 2,904

13 BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR
Loans 1,295 1,323 1,275
Finance Leases 2,338 2,454 2,430
Hire Purchase Arrangements 2,290 2,646 2,441
5,923 6,423 6,146
Other creditors and accruals 331 296 295
6,254 6,719 6,441

14 RESERVES
Balance at April 1 1,787 1,745 1,745
Retained profit for the period 35 192 72
Exchange and other adjustments 19 (22) (38)
Goodwill written back on disposals 12 8
1,853 1,915 1,787

15 The figures for the three months and six months ended September 30, 2003 and 2002 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2003 have been extracted from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction
We have been instructed by the Company to review the financial information for the three months and six months ended September 30, 2003, which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Recognised Gains and Losses and Notes to the Accounts and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 Review of Interim Financial Information issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended September 30, 2003.

Ernst & Young LLP
London

November 7, 2003

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2003.

The adjusted net income and shareholders equity applying US GAAP are set out below:

Three months ended Six months ended
September 30 September 30
2003 £m 2002 £m 2003 £m 2002 £m

Profit for the period as reported in the
Group profit and loss account 98 152 35 192
US GAAP adjustments 44 79 108 175
Net income as so adjusted to
accord with US GAAP 142 231 143 367

Net income per Ordinary Share as so
adjusted
Basic 13.3p 21.5p 13.4p 34.1p
Diluted 12.9p 20.7p 13.1p 33.0p

Net income per American Depositary Share
as so adjusted
Basic 133p 215p 134p 341p
Diluted 129p 207p 131p 330p

September 30 March 31
2003 £m 2002 £m 2003 £m

Shareholders equity as reported in the Group balance sheet 2,124 2,186 2,058
US GAAP adjustments (56) 246 (126)
Shareholders equity as so adjusted to accord with US GAAP 2,068 2,432 1,932

AIRCRAFT FLEET

Number in service with Group companies at September 30, 2003
On balance Operating leases Changes
sheet off balance sheet Total Since Future
Aircraft Sep 2003 Jun 2003 deliveries Options
AIRLINE OPERATIONS (Note 1 & 2)

Concorde (Note 3) 5 5
Boeing 747-400 57 57
Boeing 777 43 43
Boeing 767-300 (Note 4) 21 21
Boeing 757-200 13 13
Airbus A319 (Note 5) 21 12 33 3 66
Airbus A320 11 16 27 1 3
Airbus A321 10
Boeing 737-300 5 5
Boeing 737-400 19 8 27
Boeing 737-500 10 10
Turbo Props (Note 6) 22 22 (3)
Embraer RJ145 16 12 28 17
Avro RJ100 16 16
British Aerospace 146 5 5
GROUP TOTAL 211 101 312 (2) 16 83

Notes:
1. Includes those operated by British Airways Plc, CityFlyer Express and British Airways CitiExpress.
2. Excludes 2 British Aerospace ATPs and 3 ATR72s stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.
3. Excludes 2 Concordes stood down pending retirement of the fleet on October 24, 2003.
4. Includes 1 Boeing 767 - 300 temporarily out of service.
5. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family of aircraft.
6. Includes 10 British Aerospace ATPs, 2 ATR72s and 10 de Havilland Canada DHC-8s.